

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2025

Norman Staskey
Chief Financial Officer and Treasurer
Azitra, Inc.
21 Business Park Drive
Branford , CT 06405

> **Re:** **Azitra, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed February 24, 2025**
> **File No. 001-41705**

Dear Norman Staskey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences